Exhibit 99.1

Hanwha Q CELLS Enters Into Definitive Agreement for Going-Private Transaction

Seoul, South Korea, October 15, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced that it has entered into a definitive plan of merger (the “Plan of Merger”) with Hanwha Solar Holdings Co., Ltd., a subsidiary of Hanwha Chemical Corporation incorporated in the Republic of Korea (the “Hanwha Solar”), pursuant to which the Company will be acquired by Hanwha Solar in an all-cash transaction implying an equity value of the Company of approximately $825 million.

Pursuant to the terms of the Plan of Merger, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger (each a “Share”) will be cancelled and cease to exist in exchange for the right to receive $0.20 in cash without interest, and each American depositary share (each an “ADS”) of the Company, representing 50 Shares, will be cancelled in exchange for the right to receive $9.90 in cash without interest, except for Shares (including Shares represented by ADSs) owned by Hanwha Solar.

The merger consideration represents a premium of 50.0% to the closing price of the Company’s ADSs on August 2, 2018, the last trading day prior to Hanwha Solar’s announcement of its proposal to purchase the shares of the Company that it does not already own, and a premium of 52.0% to the average closing price of the Company’s ADSs during the 3-month period prior to the disclosure of Hanwha Solar’s proposal.

Hanwha Solar intends to fund the merger with equity.

The Company’s board of directors (the “Board”) established a committee of independent and disinterested directors to evaluate the potential transaction (the “Special Committee”). The Special Committee considered the proposed merger and negotiated the terms of the Plan of Merger with the assistance of its financial and legal advisors, and unanimously recommended that the Board approve the Plan of Merger and the merger. The Plan of Merger and the merger were also approved by the Audit Committee of the Board.

After considering various factors, including the Special Committee’s unanimous recommendation, and the Audit Committee’s approval, of the Plan of Merger and the merger, the Board approved the Plan of Merger and the merger. Because Hanwha Solar owns approximately 93.9% of the Company, shareholder approval of the Plan of Merger and the merger is not required under the Companies Law of the Cayman Islands.

The merger is currently expected to close during the first quarter of 2019. If completed, the merger will result in the Company becoming a privately owned company, its ADSs will no longer be listed on the Nasdaq Global Select Market and the ADS program will be subsequently terminated.

Houlihan Lokey Capital, Inc. is serving as financial advisor to the Special Committee, Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee, and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Special Committee.

Citigroup Global Markets Korea is serving as financial advisor to Hanwha Solar, Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to Hanwha Solar, and Walkers is serving as Cayman Islands legal counsel to Hanwha Solar.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the merger, which will include as an exhibit thereto the Plan of Merger. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ: HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the SEC, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.